Smart Sand, Inc.

24 Waterway Avenue, Suite 350

The Woodlands, Texas 77380

(281) 231-2660

October 6, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds, Assistant Director
Division of Corporation Finance

Re:	Smart Sand, Inc.
Registration Statement on Form S-1
Filed September 19, 2016
File No. 333-213692

Ladies and Gentlemen:

This letter sets forth the responses of Smart Sand, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2016 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed by the Company on September 19, 2016, File No. 333-213692 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the filing of the Registration Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1.

Overview

Industry Trends Impacting Our Business, page 8

1.	We note the disclosure on page 8 that Kelrik states that the US proppant market for 2015 was approximately 54.9 million tons. Please reconcile with the table, which only reflects 52.5 million tons for 2015. We also note the statement that the decrease from 2014 to 2015 was 20%. Please reconcile with the table, which reflects a 27.5% decrease. Please also revise to clearly reflect the percent decrease between 2015 and estimated 2016. Revise similar disclosure on pages 45 and 72.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 8, 48 and 75 of Amendment No. 1.

*     *     *     *

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Ryan J. Maierson at (713) 546-7420.

Very truly yours, Smart Sand, Inc.

By:	/s/ Lee E. Beckelman
Name:	Lee E. Beckelman
Title:	Chief Financial Officer

Cc:	Ryan J. Maierson, Latham & Watkins LLP

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